Exhibit 2.16

ENERGY & EXPLORATION PARTNERS, LLC

Two City Place

100 Throckmorton Street, Suite 1700

Fort Worth, Texas 76102

(817) 789-6712

October 12, 2012

Halcón Energy Properties, Inc.

1000 Louisiana, Suite 6700

Houston, Texas 77002

Attention: Mr. Dick Eicher

RE:	AMI 2: EnExp/Chesapeake Acquisition – Notice of Acquisition of Mineral Interests

Ladies and Gentlemen:

Reference is made for all purposes to AMI Agreement – Woodbine Phase II Area, dated as of June 29, 2012, effective as of January 1, 2012, between Energy & Exploration Partners, LLC (“EnExp”), and Halcón Energy Properties, Inc. (“Halcón”), as amended (as so amended, the “AMI 2 Agreement”). Capitalized terms used but not defined in this letter shall have the meanings given to them in the AMI 2 Agreement, unless stated otherwise.

Pursuant to Section 1 of the AMI 2 Agreement, EnExp and Halcón created an area of mutual interest that will be referred to in this letter as “AMI 2”. In this regard, EnExp is delivering this letter to Halcón as the Acquisition Notice required under Section 3 of the AMI 2 Agreement with respect to the following matters:

1.    Acquisition of Acquired Interests. In accordance with the terms of Section 3 of the AMI 2 Agreement, EnExp hereby gives notice to Halcón that:

(a) EnExp has entered into the Amended and Restated Purchase and Sale Agreement dated as of October 8, 2012, between Chesapeake Exploration, L.L.C., Arcadia Resources, L.P., and Jamestown Resources, L.L.C., as Sellers (collectively, the “Chesapeake Sellers”), and Energy & Exploration Partners, LLC (the “Amended and Restated Chesapeake PSA”);

(b) pursuant to the Amended and Restated Chesapeake PSA, EnExp has agreed to purchase from the Chesapeake Sellers, on the terms set forth therein, all of the interests of the Chesapeake Sellers in oil and gas leases covering 57,274.991308 Net Mineral Acres in Grimes, Houston, Leon, and Madison Counties, Texas, including ten (10) producing Hydrocarbon wells, all described more particularly in Exhibit “A” thereto (collectively, the “Chesapeake Properties”); and

Halcón Energy Properties, Inc.

October 12, 2012

(c) the Chesapeake Properties covering lands situated within AMI 2, including the producing Hydrocarbon wells located thereon, are described more particularly on Exhibit A and constitute Acquired Interests acquired by EnExp within the meaning of Section 3 of the AMI 2 Agreement (the “Chesapeake AMI 2 Acquired Interests”).

Concurrently with the execution of this letter, EnExp has provided to Halcón a complete copy of the Amended and Restated Chesapeake PSA. As soon as reasonably practicable, EnExp shall provide to Halcón copies of the title-related information pertaining to the Chesapeake AMI 2 Acquired Interests required to be delivered to Halcón under Section 3 of the AMI 2 Agreement that EnExp has obtained through the date of this letter, and EnExp shall provide to Halcón copies of any such additional title-related information that EnExp obtains between the date of this Agreement and the date of the “Closing” under the Amended and Restated Chesapeake PSA.

2.    Acquisition Costs; Associated Costs. The estimated Acquisition Costs and Associated Costs to be incurred by EnExp in connection with its acquisition of the Chesapeake AMI 2 Acquired Interests, together with information supporting the calculation thereof, are set forth on Exhibit B attached hereto. Notwithstanding any provision of the AMI 2 Agreement to the contrary, EnExp agrees that (i) Halcón may acquire its 80% (of 8/8ths) interest in the Chesapeake AMI 2 Acquired Interests (the “Ownership Interests”) in consideration of its payment to EnExp of 80% of the Acquisition Costs and Associated Costs attributable thereto, also as shown on Exhibit B and (ii) Halcón’s Ownership Interest shall not be a promoted interest. Such Acquisition Costs and Associated Costs will not be finalized until after the Closing has occurred under the Amended and Restated Chesapeake PSA and shall be subject to adjustment to reflect (a) in the case of the Acquisition Costs, any increases and/or decreases in the Purchase Price payable under the terms of the Amended and Restated Chesapeake PSA, to the extent any such increases or decreases pertain or relate to the Chesapeake AMI 2 Acquired Interests, and (b) EnExp’s final determination of its other Acquisition Costs and its Associated Costs and the portion thereof allocable to the Chesapeake AMI 2 Acquired Interests.

3.    Lease Burdens. Except as may otherwise be set forth on Exhibit A, no Chesapeake AMI 2 Acquired Interest shall entitle Halcón to receive less than an undivided 75% Net Revenue Interest (based on a 100% Working Interest) in Hydrocarbon production from such Chesapeake AMI 2 Acquired Interest.

4.    Response to Acquisition Notice. Please indicate Halcón’s election whether to acquire its Ownership Interest in the Chesapeake AMI 2 Acquired Interests by checking the applicable box and signing this letter in the space provided below within the applicable response period under Section 3 of the AMI 2 Agreement. If Halcón elects to acquire its Ownership Interest in the Chesapeake AMI 2 Acquired Interests, EnExp will promptly forward to Halcón proposed forms of an Agreement to Participate and an Assignment, Bill of Sale and Conveyance. Halcón’s participation in such interests will be consummated following the Closing under the Amended and Restated Chesapeake PSA and concurrently with the closing of EnExp’s acquisition of certain assets in Leon County, Texas from Halcón as contemplated by that certain letter agreement dated October 15, 2012, which is currently expected to occur on January 15, 2012.

Halcón Energy Properties, Inc.

October 12, 2012

Very truly yours,

ENERGY & EXPLORATION PARTNERS, LLC

By:	/s/ Tom McNutt
Tom McNutt
Executive Vice President and General Counsel

Halcón elects, in response to the Acquisition Notice given in this letter, ☒ to acquire ☐ not to acquire its Ownership Interest in the Chesapeake AMI 2 Acquired Interests.

Executed on October 15, 2012.

HALCÓN ENERGY PROPERTIES, INC.

By:	/s/ Steve W. Herod
Steve W. Herod
President

EXHIBITS:

Exhibit A – Chesapeake AMI 2 Acquired Interests

Exhibit B – Estimated Acquisition Costs and Associated Costs